SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date August 29, 2005_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  First Quarter Financial Statements as at June 30, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: August 29, 2005

BiO

BIOTECH HOLDINGS LTD.

FIRST QUARTER REPORT

JUNE 30, 2005

Head Office:

Suite 160 - 3751 Shell Road

Richmond, British Columbia

Canada V6X 2W2

Telephone: (604) 295-1119

Facsimile: (604) 295-1110

Toll Free: 1-888-216-1111

Website: www.biotechltd.com

E-mail: biotech@direct.ca

Shares Listed

TSX Venture: BIO.V

NASD OTC-BB: BIOHF

Frankfurt Stock Exchange: 925970.F

Biotech Holdings Ltd.

President^s letter to shareholders

In the period ended June 30, 2005, the key development was the growth of Sucanon revenues in Mexico. Sucanon revenues for the quarter were $123,411 (vs. no sales in the year-earlier quarter), including revenues of $50,278 in the period December 1, 2004 through March 31, 2005, which were recognized in the quarter under review and revenues of $73,133 in the three-month period ended June 30.

On May 26, Biotech began television advertising of Sucanon in Mexico with a 28-minute infomercial about Type II Diabetes and Sucanon. Biotech spent $232,319 US on TV and radio broadcast costs during the quarter, an amount which is recoverable from the marketing company in Mexico, from ongoing sales of Sucanon. By agreement with the company^s marketing company in Mexico, Biotech^s advertising expenditures are refundable from the marketing company^s profits.

Given Sucanon sales growth during June and July, following the beginning of television advertising at the end of May, the decision was taken in July to continue television advertising. Accordingly, an additional $184,500 US was spent after the end of the period to continue broadcasting of the infomercial as well as radio broadcasts and/or 1-minute and 2-minute advertisements based on the infomercial.

Sucanon sales have continued to do well since the end of the period. July revenues were $124,974, more than double the revenues of the preceding month.

Since the end of the period, the Company has added Costco Mexico as a distributor and the Company^s sales through one of its other distributors, Grupo Marzam, have expanded to include deliveries to a government branch known as ISSSTE ("Instituto de seguridad y servicios Sociales de Trabajadores del Estado" or Governmental Workers, Social Security and Services Institute) whose mandate includes assisting Mexicans who cannot afford to obtain medications at normal market prices. ISSSTE outlets serve approximately 10 million Mexicans. Selling through Marzam to ISSSTE does not affect Biotech^s margins.

Since the end of the period, discussions regarding expanding of Sucanon distribution in Latin America were continued with some distributors and initiated with others, focusing on distribution of Sucanon in Peru (where approval has been received), Venezuela, Chile, Argentina and Brazil. The Company^s aim is to distribute Sucanon through national distributors in the majority of Latin American markets.

Robert Rieveley

President

August 26, 2005

Biotech Holdings Ltd.

Notice to Shareholders

For the Three Months June 30, 2005

Responsibility for Financial Statements

The accompanying financial statements for Biotech Holdings Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant accounting principles are set out in the March 31, 2005 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. Estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been presented fairly.

Auditor Involvement

The auditor of Biotech Holdings Ltd. has not performed a review of the unaudited financial statements for the three months ended June 30, 2005 and June 30, 2004.

Discussion of Operations and Financial Condition

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants (CICA) Standards for interim financial statements and with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, these financial statements reflect the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications on the basis that the going concern assumption is appropriate. If this assumption were not appropriate, adjustments could be material. Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2005.

Operating Results

Shipments of the Company^s Type II Diabetes drug Sucanon started in December 2004. Due to unexpected delays in the launch of the TV advertising campaign for Sucanon, it was felt that a retailer would have had a reasonable expectation that the advertising should have started sooner and that the Company therefore had future performance obligations to meet prior to recognizing the $50,278 sales to March 31, 2005. The shipments from December 2004 to June 30, 2005 have therefore been recognized as revenue in the quarter under review, when the TV advertising campaign began.

Revenues from the sale of Sucanon in the period were $123,411 which resulted in a Gross Profit of $80,785.

Operating expenses for the three months totaled $508,119 representing a $173,728 (51.9%) increase from the $334,391 expenses incurred in the 3 months ended June 30, 2004. Stock-based compensation expenses of $74,610 and a one-time finder^s fee of $61,907 for the private placement issued in the quarter accounted for most of this increase. Professional fees which included audit fees and consulting fees increased from $2,453 to $27,058.

General, administrative and selling expenses increased from $162,065 to $178,075. The cost of operating the Sales office in Mexico and Commissions and Royalties expenses relating to the sale of Sucanon accounts for most of the $16,010 increase.

The loss from continuing operations was $425,334 (2004: $334,391). After considering the $17,165 non-controlling interest in the marketing profit of Sucanon and a $13,224 profit from the sale of equipment, the loss for the period was $429,275 (2004: $334,391) and the loss per common share was $0.01 for both periods.

Financial Highlights

Operating activities used $560,121 (2004: $212,600) in cash. Accounts receivable of $114,888 were from sales of Sucanon. The majority of the $232,319 increase in Amounts Receivable was due to advances paid to the Company^s unrelated marketing company in Mexico for the advertising campaign. These amounts are collectable once the sales of Sucanon reach a specified level in Mexico.

Financing activities provided $650,567 (2004: $115,292) in cash flow mainly through the issuance of shares. Investing activities provided $46,731 (2003: used $3,167) in cash. As a result cash increased $137,177 (2004: used $100,475) in the three month period. As at June 30, 2005, the working capital deficiency was $1,157,177 (June 30, 2004: $2,263,866).

Discussion of Operations and Financial Condition (continued)

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

During the quarter ended June 30, 2005, the Company issued 75,000 common shares through the exercising of common share options for $17,250. The Company also issued 2,020,202 common shares for $621,181 through a private placement. As a result, Common Shares was increased by $638,431 (from 90,134,310 to 92,229,512 common shares issued and outstanding). After taking into account the $429,275 loss in the three months and the above share issuances, the Shareholders^ deficiency decreased from $678,184 as at March 31, 2005 to $394,418 as at June 30, 2005.

Biotech Holdings Ltd.

Consolidated Balance Sheet

as at	June 30	Mar 31,
	2005	2005
	(unaudited)	(audited)
ASSETS
Current Assets
Cash	$ 577,781	$ 440,604
Accounts receivable	114,888	-
Amounts receivable	321,636	89,317
Inventory	23,850	38,852
Deposits and prepaid expenses	3,450	-
	1,041,605	568,773
Property Plant & Equipment
Continuing operations	137,044	141,098
Held for resale	1	33,506

Patent Interests	867,222	1,015,650

	$ 2,045,872	$ 1,759,027

LIABILITIES & SHAREHOLDERS^ (DEFICIENCY)
LIABILITIES
Current
Accounts payable and
accrued liabilities	$ 1,446,554	$ 1,472,776
Due to related parties - secured	460,037	451,166
- unsecured	292,191	288,926
	2,198,782	2,212,868
Note payable	224,343	224,343
	2,423,125	2,437,211

Non-controlling interest	17,165	-

SHAREHOLDERS^ (DEFICIENCY)
Share Capital
Common shares	25,733,318	25,089,637
Convertible Preferred Shares	1,380,691	1,380,691
Contributed Surplus	579,646	510,286
Deficit	(28,088,073)	(27,658,798)
	(394,418)	(678,184)
	$ 2,045,872	$ 1,759,027

Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial for the year ended March 31, 2005.

Biotech Holdings Ltd.

Consolidated Statements of Operations and Deficit
	3 Months to	3 Months to
	June 30	June 30
	2005	2004
	(unaudited)	(unaudited)

Sales	$ 123,411	-
Cost of Sales	40,626	-
Gross Profit	80,785	-

Operating Expenses
General, administrative
and selling	178,075	162,065
Amortization	152,480	152,983
Stock-based compensation	74,610	-
Private placement finders fee	61,907	-
Professional fees	27,058	2,453
Interest	13,989	16,890
	508,119	334,391

Loss before undernoted items:	(425,334)	(334,391)

Non-controlling interest share of profit	(17,165)	-

Profit (Loss) from
sale of equipment	13,224	-

Loss for the Period	(429,275)	(334,391)

Deficit, beginning of period	(27,658,798)	(26,142,727)

Deficit, end of period	(28,088,073)	(26,477,118)
Basic and Fully Diluted Loss per
Common Share

From continuing operations	(0.01)	(0.01)

From discontinued operations	0.00	0.00

On June 30, 2005 there were 92,229,512 (2004: 87,935,219) common shares issued and outstanding.

Also, there were 13,806,907 Series I Convertible Preferred Shares issued and outstanding on June 30, 2005 and 2004. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.

Biotech Holdings Ltd.

Consolidated Statements of Cash Flow

	3 Months to	3 Months to
	June 30	June 30
	2005	2004
	(unaudited)	(unaudited)
Operating Activities:
Loss for the period	$ (429,275)	$ (334,391)

Add (Deduct):
Amortization	152,480	152,983
Stock-based compensation	74,610	-
Non-controlling interest in profit	17,165	-
Gain from sale of equipment	(13,224)	-

	(198,244)	(181,408)
Add (Deduct) changes in:
Accounts Receivable	(114,888)	-
Amounts Receivable	(232,319)	(5,375)
Inventory	15,002	-
Deposits	(3,450)	1,752
Accounts Payable	(26,222)	(27,669)
	(560,121)	(212,600)

Financing Activities:
Due to Related Parties	12,136	37,802
Issuance of Common Shares	638,431	77,490
	650,567	115,292

Investing Activities:
Acquisition of equipment	-	(3,167)
Proceeds from sale of equipment	46,731	-
	46,731	(3,167)

Increase (Decrease) in Cash	137,177	(100,475)

Cash, beginning of period	440,604	376,631

Cash, end of period	$ 577,781	$ 276,156

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements

June 30, 2005

  Nature of business and ability to continue operations

The Company^s business focus remains the development and distribution of the Company^s Type II Diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $28,088,073 and a Shareholders^ Deficiency of $394,418 at June 30, 2005. These factors, among others, raise substantial doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Basis of presentation and summary of significant accounting policies

The Summary of Significant Accounting Policies found in the audited financial statements dated March 31, 2005 should be read in conjunction with these interim financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as noted below.

Revenue Recognition

The Company^s principal revenue is derived from its Type II diabetes drug (Sucanon) currently sold in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug. The Company also has an agreement with an internet marketing company to final consumers in agreed Western Hemisphere countries.

Revenue from product sales is recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

The Company began shipping Sucanon to retailers in Mexico in December, 2004. There were unexpected delays in the launch of the TV advertising campaign for Sucanon until May 26, 2005. It was felt that a retailer would have had a reasonable expectation that the advertising should have started sooner and that the Company therefore had future performance obligations to meet prior to recognizing the $50,278 sales to March 31, 2005. The shipments from December 2004 to June 30, 2005 have therefore been recognized as revenue in the quarter under review, when the TV advertising campaign began.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

June 30, 2005

  Share Capital

  Authorized

  The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.
Issued and outstanding	Price per	Number of	$	Number of	$
	Share	Common	Common	Preferred	Preferred
	$	Shares	Shares	Shares	Shares

Balance March 31, 2004		87,542,219	24,043,775	13,806,907	1,380,691
Issued in previous fiscal year:
Common Shares issued for:
Cash
by private placement	0.500	1,528,480	764,240
by stock options	0.210	952,500	201,740
by share warrants	0.375	111,111	41,667
Options exercised for which stock-based
compensation has been recorded			38,215
Balance March 31, 2005		90,134,310	25,089,637	13,806,907	1,380,691
Issued in period:
Common Shares issued for:
Cash
by private placement	0.307	2,020,202	621,181
by stock options	0.230	75,000	17,250
by share warrants
Options exercised for which stock-based
compensation has been recorded			5,250
		92,229,512	25,733,318	13,806,907	1,380,691

  Securities issued in the period:

  Private Placement and Warrants Granted and exercised in the period

  During the quarter ended June 30, 2005, the Company received $621,181 for a private placement. As a result of the private placement, 2,020,202 shares were issued at $0.307 ($0.2475 USD) per share along with 2,020,202 warrants exercisable at $0.400 ($0.33 USD) each exercisable until October 6, 2006.

  Stock Options Exercised in the period

  During the quarter ended June 30, 2005, the following stock options were exercised:
Exercise	Total	Total	Employees	Non-employees
Price	Proceeds	Number of	Number of	Number of
		Shares	Shares	Shares

$0.23	$ 17,250	75,000	0	75,000

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  June 30, 2005

  3. Share Capital (continued)

  Stock options and warrants outstanding as at June 30, 2005:

  Outstanding Options
	Total	Employees
Exercise Price and expiry date	Number	Directors &	Consultants
		Officers

$0.14 Dec 15, 2005	50,000	0	50,000
$0.25 Jan 2, 2006	896,000	560,000	336,000
$0.54 Aug 11, 2006	75,000	75,000	0
$0.66 Aug 26, 2006	150,000	0	150,000
$0.55 Mar 24, 2006	545,000	470,000	75,000
$0.55 Mar 24, 2007	770,000	670,000	100,000
$0.55 Mar 24, 2008	1,290,000	1.160,000	130,000

Outstanding as at June 30, 2005	3,776,000	2,935,000	841,000

  A breakdown of outstanding options as at June 30, 2005 to Directors and Officers was as follows:
Grant Date		2-Jan-04	24-Nov-04	24-Nov-04	24-Nov-04
Exercise Date		2-May-04	24-Apr-05	24-Apr-06	24-Apr-07
Expiry Date		2-Jan-06	24-Mar-06	24-Mar-07	24-Mar-08
Option Price		$0.25	$0.55	$0.55	$0.55	Total

Cheryl Rieveley	Director	90,000	70,000	90,000	120,000	370,000
Gale Belding	Director	0	70,000	90,000	120,000	280,000
Johan de Rooy	Director	90,000	50,000	70,000	100,000	310,000
Dr Geoff Herring	Director	0	50,000	70,000	100,000	220,000
Robert Rieveley	Director & C.E.O.	190,000	150,000	200,000	500,000	1,040,000
Lorne Brown	C.F.O.	190,000	40,000	50,000	60,000	340,000

TOTAL		560,000	430,000	570,000	1,000,000	2,256,000

  Outstanding Warrants to Purchase Common Shares
Exercise Price	Number of	Expiry Date
	Warrants

$0.375	1,715,666	January 27, 2006
$0.550	1,528,480	October 26, 2006
$0.400 ($33 USD)	2,020,202	October 6, 2006
	5,264,348

  Outstanding Warrants to Purchase Preferred Shares

  No preferred share warrants were outstanding on June 30, 2005.

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  June 30, 2005

  Stock based compensation

No stock options were granted in the quarter ended June 30, 2005 or 2004. The cost of stock options granted in the prior year are being pro-rated over the live of the options.

During the quarter ended June 30, 2005 a total of 75,000 (2003: 393,500) stock options were exercised for total proceeds of total of $17,250 (2004: $77,490).

5. Related party transactions

The following expenses were incurred with non-arms length parties in the quarter ended June 30, 2005:
Management fees paid and
accrued to an officer	$ 36,000
Salaries paid to Directors & Officers	$ 41,000
Interest accrued on Notes Payable
to related parties	$ 13,989
Services provided by Companies
controlled by Directors	$ 17,602
Non-controlling interest share of profit	$ 17,165

6. General Administrative and Selling Expenses:

A more detailed breakdown of this operating expense category is as follows:

Quarter Ended
June 30, 2005

Salaries and benefits	$ 44,249
Management fees	33,645
Investor relations	29,133
Office expenses - Mexico	17,970
Commissions and royalties	14,211
Office rent, maintenance and
utilities	14,011
Communication, travel and
promotion	10,209
Head office expenses	8,540
Stock exchange and transfer
agent fees	6,107

$ 178,075

  Directors and Officers

List of Directors as at June 30, 2005:

Robert B Rieveley

Gale V. Belding

Johan de Rooy, FCA

Dr Geoff Herring

Cheryl Rieveley

List of Officers as at June 30, 2005:

Robert B Rieveley, Chief Executive Officer

Lorne D. Brown, Chief Financial Officer